Filed pursuant to Rule 433

August 19, 2024

Relating to

Preliminary Prospectus Supplement dated August 19, 2024 to

Prospectus dated September 23, 2022

Registration Statement No. 333-267583

Duke Energy Corporation
$1,000,000,000 6.45% Fixed-to-Fixed Reset Rate Junior Subordinated Debentures due 2054

Pricing Term Sheet

Issuer:	Duke Energy Corporation (the “Issuer”)
Security Description:	6.45% Fixed-to-Fixed Reset Rate Junior Subordinated Debentures due 2054 (the “Debentures”)
Registration Format:	SEC Registered
Trade Date:	August 19, 2024
Settlement Date*:	August 22, 2024 (T+3)
Expected Ratings (Moody’s/S&P)**:	Baa3 (stable) / BBB- (stable)
Interest Payment Dates:	Semi-annually in arrears on March 1 and September 1 of each year, commencing March 1, 2025, subject to deferral
Optional Deferral of Interest:	Up to 10 consecutive years per deferral; deferred interest payments will accrue additional interest at an annual rate equal to the interest rate then applicable to the Debentures, as permitted by law.
Principal Amount:	$1,000,000,000
Maturity:	September 1, 2054
Interest Rate:	(i) from and including the date of original issuance to but excluding September 1, 2034 (the “First Reset Date”) at an annual rate of 6.45% and (ii) from and including the First Reset Date during each Interest Reset Period (as defined in the Preliminary Prospectus Supplement, dated August 19, 2024 (the “Preliminary Prospectus Supplement”)) at an annual rate equal to the Five-Year Treasury Rate (as defined in the Preliminary Prospectus Supplement) as of the most recent Reset Interest Determination Date (as defined in the Preliminary Prospectus Supplement), plus a spread of 2.588%, to be reset on each Interest Reset Date (as defined in the Preliminary Prospectus Supplement). For additional information and the definitions of the terms Interest Reset Period, Five-Year Treasury Rate, Reset Interest Determination Date and Reset Date, see “Description of the Debentures – Interest” in the Preliminary Prospectus Supplement.

Interest Reset Date:	The First Reset Date and each date falling on the five-year anniversary of the preceding Interest Reset Date.
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Price to the Public:	100.000% per Debenture (plus accrued interest, if any, from August 22, 2024)
Over-allotment Option:	None
Optional Redemption Provisions:
Par Call:	In whole or in part (i) on any day in the period commencing on the date falling 90 days prior to the First Reset Date and ending on and including the First Reset Date and (ii) after the First Reset Date, on any interest payment date, at a redemption price in cash equal to 100% of the principal amount of the Debentures being redeemed, plus, subject to the terms described in the first paragraph under “Description of the Debentures – Redemption Procedures” in the Preliminary Prospectus Supplement, any accrued and unpaid interest (including any Additional Interest thereon).
Call for Tax Event:	Following the occurrence of a Tax Event, in whole but not in part, at a redemption price equal to 100% of the principal amount of the Debentures being redeemed plus, subject to the terms described in the first paragraph under “Description of the Debentures – Redemption Procedures” in the Preliminary Prospectus Supplement, accrued and unpaid interest (including any Additional Interest) on the principal amount of such Debentures being redeemed to, but excluding, the date of such redemption.
Call for Rating Agency Event:	Following the occurrence of a Rating Agency Event, in whole but not in part, at a redemption price equal to 102% of the principal amount of the Debentures being redeemed plus, subject to the terms described in the first paragraph under “Description of the Debentures – Redemption Procedures” in the Preliminary Prospectus Supplement, accrued and unpaid interest (including any Additional Interest) on the principal amount of such Debentures being redeemed to, but excluding, the date of such redemption.

CUSIP / ISIN:	26441C CG8 / US26441CCG87
Joint Book-Running Managers:

BofA Securities, Inc.

Goldman Sachs & Co. LLC

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

Santander US Capital Markets LLC

Truist Securities, Inc.

Barclays Capital Inc.

BMO Capital Markets Corp.

TD Securities (USA) LLC

Co-Managers:

Loop Capital Markets LLC

CIBC World Markets Corp.

Huntington Securities, Inc.

KeyBanc Capital Markets Inc.

Siebert Williams Shank & Co., LLC

WauBank Securities LLC

American Veterans Group, PBC

AmeriVet Securities, Inc.

Drexel Hamilton, LLC

Great Pacific Securities

Penserra Securities LLC

** Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

Terms used herein but not defined herein shall have the respective meanings as set forth in in the Issuer’s Preliminary Prospectus Supplement dated August 19, 2024.

* Settlement: Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Debentures on the Trade Date or the next succeeding business day will be required, by virtue of the fact that the Debentures initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Debentures who wish to trade the Debentures on the Trade Date or the next succeeding business day should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322, Goldman Sachs & Co. LLC toll-free at 1-866-520-4056, J.P. Morgan Securities LLC collect at (212) 834-4533, Morgan Stanley & Co. LLC toll-free at (866) 718-1649, RBC Capital Markets, LLC toll-free at (866) 375-6829, Santander US Capital Markets LLC toll-free at (855) 403-3636 or Truist Securities, Inc. toll-free at (800) 685-4786.

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